Placer Dome, Bema and Arizona Star Announce
Advancements to Cerro Casale Project

September 28, 2004

All amounts in U.S. dollars

Vancouver, Canada; Placer Dome Inc. ("Placer Dome"), Bema Gold Corporation ("Bema") and Arizona Star Resource Corp. ("Arizona") announce they have reached an agreement on certain amendments to the Compania Minera Casale ("CMC") Shareholders' Agreement. Placer Dome has issued a certificate (Certificate "B") under the Shareholders' Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has up to 15 months to arrange such financing.

Placer Dome is required to arrange $1.3 billion in financing, including $200 million in equity on behalf of all partners. Placer Dome is required to provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. The senior loans are required to be an amount that is not less than 50% of the initial project capital requirements. Any capital requirements exceeding $1.3 billion of the financing provided or arranged by Placer Dome would be funded pro-rata by the partners.

Should financing under the terms of the Shareholders' Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer Dome's interest in the project would remain intact, with obligations under the Shareholders' Agreement remaining in place. At any time Placer Dome can return the project to its partners if it does not meet Placer Dome's investment requirements.

In the amendments to the Shareholders' Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders' Agreement. The amendments also provide for the option, at Placer Dome's election, to fund the senior loans through Placer Dome's facilities. In return for compensation and as part of the amendments, Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans.

Placer Dome President and CEO Peter Tomsett said financing should not remain an obstacle in advancing the project. "We are comfortable moving the project to the next stage. Our objective remains to finalize financing, power and off-take agreements to better define project parameters. These steps, together with continued monitoring of the royalty situation in Chile, will enable each partner to make an informed decision regarding development."

The Cerro Casale project is one of the world's largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema (24%) and Arizona (25%). The project hosts measured and indicated mineral resources estimated at 25.4 million ounces of gold and 6.4 billion pounds of copper, and contemplates a large-scale open pit mine that could produce approximately 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Capital costs for the project are estimated at $1.65 billion. Assuming a copper price of $0.95 per pound, Cerro Casale's cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce. 1.

Vancouver-based Placer Dome Inc. operates 17 mines in seven countries. The company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Bema Gold Corporation is an intermediate gold producer with operating mines and development projects in Russia, South Africa, Chile and Canada. Bema shares trade on The Toronto Stock Exchange and the American Stock Exchange under the symbol BGO, and the London Stock Exchange's Alternative Investment Market (AIM) under the symbol BAU.

Arizona Star Resource Corp. is a gold exploration company operating in Chile. Arizona's success comes with the discovery of the Cerro Casale deposit on the Aldebaran Property. Arizona Star trades on the TSX under the symbol AZS.

For further information please contact:

Placer Dome

Bema and Arizona Star

Investor Relations

Investor Relations

Greg Martin (604) 661-3795

Ian MacLean (604) 681-8371

Media Relations

Joe Danni (604) 661-1941

On the internet: www.placerdome.com

www.bema.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's, Bema's, or Arizona's future plans, expectations, objectives or goals, including words to the effect that Placer Dome, Bema, Arizona or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will" or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's or Bema's mining properties, the speculative nature of mining exploration and development activities, changes in general economic conditions and conditions in the financial markets, including changes to the interest rate on borrowings, changes in demand and prices for the minerals Placer Dome, Bema and Arizona produce, changes in the worldwide price of other commodities such as diesel fuel and electricity, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome, Bema and Arizona operates, technological and operational difficulties encountered in connection with mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis" or detailed in Placer Dome's, Bema's or Arizona's filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome's, Bema's or Arizona's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's, Bema's or Arizona's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome, Bema and Arizona with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.

1. Placer Dome's qualified person for Cerro Casale is Marc Jutras, Placer Dome Senior Statistician. Bema and Arizona's qualified person for Cerro Casale is Tom Garagan, Bema Vice-President Exploration. The gold mineral resource estimate consists of 4.888 million ounces measured and 20.531 million ounces indicated; the copper mineral resource estimate consists of 1.118 billion pounds measured and 5.265 billion pounds indicated. For full details and important related information regarding mineral resource estimates, refer to the mineral resource tables and notes in each company's 2003 year-end public disclosures and on their respective websites.

Placer Dome, Bema and Arizona do not undertake to update any forward-looking statement that may be made from time to time by Placer Dome, Bema or Arizona or on their behalf, except in accordance with applicable securities laws.